April 6, 2026

Scott Oaksmith
Chief Financial Officer
Choice Hotels International, Inc.
915 Meeting Street, Suite 600
North Bethesda, MD 20852

        Re: Choice Hotels International, Inc.
            Form 10-K for the year ended December 31, 2025
            Form 8-K filed February 19, 2026
            File No. 001-13393
Dear Scott Oaksmith:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2025
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Operations Review, page 40

1. Please tell us what consideration you have given to including a discussion, within your results of operations, of any known trends or uncertainties that have had or are reasonably likely to have a material effect on your revenues, expenses or net income.
       Your response should address, but not necessarily be limited to, what consideration you gave to discussing the impact of reduced government and international travel, which you discussed during your earnings calls for periods ending in 2025. Refer to Items 303(a)
       and (b)(2)(ii) of Regulation S-K and trend information within Releases No.33-6835 and
       33-8350.
Notes to Consolidated Financial Statements
17. Acquisitions, page 91

2. We note your disclosure that the fair value of the reacquired territory rights and the franchise agreements were valued using a valuation methodology that utilizes Level 3
 April 6, 2026
Page 2

       inputs. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in such fair value measurement. Please refer to ASC 820-10-50-2(bbb).
Form 8-K filed February 19, 2026
Exhibits

3. We refer you to Exhibit 99.1. We note that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future earnings releases to ensure that measures calculated differently from EBITDA are not characterized as EBITDA, or advise. Reference is made to
       Question 103.01 of the Corporation Finance Interpretations for Non-GAAP Financial
       Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction